

April 19, 2011

Mr. Richard Fearon
Vice Chairman and Chief Financial and Planning Officer
Eaton Corporation
Eaton Center
Cleveland, OH  44114-2584

> **Re:    Eaton Corporation**
> **Form 10-K for the Year Ended December 31, 2010**
> **Definitive Proxy Statement of Schedule 14A filed March 18, 2011**
> **File No. 1-1396**

Dear Mr. Fearon:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010</u>

<u>Signatures, page 13</u>

1. We note that your principal financial officer has executed your annual report on Form 10-K for the fiscal year ended December 31, 2010 only on behalf of the registrant.  In future filings, please have your principal financial officer execute your filing, on his own behalf, in his capacity as your principal financial officer.  Please refer to the signature requirements of Form 10-K.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 20

2.  The operating activities section of your cash flow statement includes a line item titled "other-net". Since this amount represents 15% of total cash provided by operating activities for the year ended December 31, 2010, please supplementally describe for us the nature of the individually significant items included in this line item. Please revise your future filings to disaggregate this amount into smaller components. Please also revise your future filings to present changes in other assets separate from changes in other liabilities. Please show us in your supplemental response what the revisions will look like.

Note 2 – Acquisitions of Businesses, page 26

3.  We note that you increased your ownership interest in Chloride Phoenixtec Electronics from 50% to 100% during 2010. Please tell us how you considered the need to provide a separate schedule showing the effects of any changes in Eaton Corp's ownership interest in Chloride Phoenixtec on the equity attributable to Eaton Corp. Please refer to ASC 810-10-50-1A(d) and ASC 810-10-55-4G.

Note 7 – Commitments and Contingencies, page 36

4.  In the "Legal Proceedings" section on page 6, we note that, to comply with Regulation S-K Item 103 disclosure requirements, you cross-reference to the discussion of legal proceedings in Note 7 of the Notes to Consolidated Financial Statements. In future filings, please disclose all of the information required by Regulation S-K Item 103. In this regard, you should disclose the name of the Brazilian court in which proceedings are pending, the date the proceeding was instituted, the principal parties thereto, a description of the factual basis alleged to underlie the proceeding, and the relief sought.

5.  While we understand that you are appealing the Brazilian court system's judgment in the matter involving a Brazilian company sold by Eaton in 2006 and you have recognized a pretax provision of $36 million, we seek to better understand the facts and circumstances surrounding this litigation. It appears that you did not provide any substantive disclosures regarding the existence of this legal matter in your 2007, 2008 or 2009 Form 10-Ks. It also appears no disclosures were provided in any of your 2010 Forms 10-Q. In light of the significant impact this litigation had on your fiscal 2010 results of operations, please tell us the following:
    *   Provide a comprehensive timeline explaining the facts and circumstances surrounding this litigation;

- How you determined that the fourth quarter of fiscal 2010 was the first time you had sufficient information to determine that a loss was probable and could be reasonably estimated; and
- Tell us how you believe you applied the provisions of ASC 450-20 to the disclosures in your fiscal 2007, 2008, and 2009 Forms 10-K despite neither providing any substantive updates about the status of the litigation nor disclosing a range of contingent losses when it appears likely that at some point prior to December 31, 2010, there was at least a reasonable possibility that a loss may have been incurred.

6. We note that in your June 9, 2010 response to comment five from our letter dated May 17, 2010, you indicated that there were no damage claims remaining for consideration in the Meritor matter. If this statement continues to be accurate, please revise your future filings to indicate that fact. Please also show us how you will revise your future filings to more fully describe the open and unresolved aspects of this matter and why you were unable to estimate any potential loss related to the unresolved aspects of this matter as of December 31, 2010.

7. On page 37, you disclose the amount of your accruals related to environmental contingencies. Please refer to ASC 450-20-50 and address the following:
- Revise your future filings to disclose if it is reasonably possible that losses in excess of the amount you have accrued could be material. Disclose the range of reasonably possible additional losses, or state that you cannot estimate the amount. Please show us in your supplemental response what your revisions to future filings will look like.
- If you cannot estimate the range of additional losses, please provide us with a comprehensive explanation as to why you cannot establish a range.

Note 8 – Income Taxes, page 37

8. We note your disclosure on page 38 that you have not provided any provision for income taxes on undistributed foreign earnings of $6 billion as of December 31, 2010. Please tell us if you have repatriated any foreign earnings during the past three fiscal years and during 2011 through the date of your response. If so, please tell us and disclose in future filings the facts and circumstances surrounding each of these repatriations. Please show us in your supplemental response what your revisions to future filings will look like.

9. We note your disclosure on page 41 that you received a significant tax assessment in an international jurisdiction. Please show us how you will revise your future filings to more fully describe the nature of the tax assessment, quantify the amount you were assessed by the international jurisdiction and the reasons why this matter is expected to require at least 10 years to resolve.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Segment Results of Operations, page 55

10. We note from your disclosures on page 50 that the majority of changes in total corporate expenses between the periods presented appear to be the result of changes to pension and other postretirement benefits expense as well as changes to other corporate expenses – net.  Although you discuss the reasons for changes in your pension expenses on page 60, it appears that your MD&A does not address the reasons for changes in other corporate expense – net between periods.  Please show us how you will revise your MD&A in future filings to explain what is included in other corporate expense – net and the reasons for material fluctuations in amounts between periods presented.

Liquidity, Capital Resources and Changes in Financial Condition, page 58

11. We note from your disclosures on page 37 that the majority of your income before income taxes is generated outside of the United States.  Please revise your future filings to disclose the amount of cash and short term investments held outside of the United States as of the most recent period presented.  If a large portion of your cash and short term investments are held outside of the United States, please consider revising your liquidity discussion to address the need to pay taxes on these amounts if they are repatriated.  Please show us in your supplemental response what the revisions will look like.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

Compensation Discussion and Analysis

Long-Term Incentive Compensation

2009-2010 Extension Grant Awards, page 23

12. With a view toward future disclosure, please tell us how you determined the caps on the 2007-2010 ESIP and the 2009-2010 Extension Grant award opportunities, both individually and in the aggregate.

Components of Executive Compensation and Benefits

Short-Term Incentives, page 31

13. We note your statement that you use "the average of the median annual incentive value as reported in three compensation surveys" to determine your executives'

targets. Please reconcile this statement with your disclosure on page 29 that you do not use peer group compensation data to determine executives' targets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney at (202) 551-3749 or Dietrich King, Staff Attorney at (202) 551-3338 with any other questions.

Sincerely,


Rufus Decker
Accounting Branch Chief